Filed by Windstream Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Iowa Telecommunications Services, Inc.

Commission File No. 001-32354

The attached presentation may be deemed to be solicitation material in respect of the proposed merger of Iowa Telecommunications Services, Inc. (“Iowa”) and Windstream Corporation (“Windstream”). In connection with the proposed merger, Windstream will file a Registration Statement on Form S-4 with the SEC that will contain a proxy statement/prospectus. Iowa investors and security holders are advised to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because those documents will contain important information about Iowa, Windstream and the proposed merger. The final proxy statement/prospectus will be mailed to shareholders of Iowa. Investors and security holders may obtain a free copy of the proxy statement/prospectus when it becomes available at the SEC’s Web site at www.sec.gov. Free copies of the proxy statement/prospectus, when it becomes available, may also be obtained from Windstream upon written request to Windstream Investor Relations, 4001 Rodney Parham Road, Little Rock, AR 72212 or by calling (866) 320-7922, or from Iowa through its investor relations web site (www.iowatelecom.com) or by directing a request to Iowa at 403 W. Fourth Street North, Newton, Iowa 50208 or by calling (641) 787-2000.

Iowa, Windstream and their respective officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Iowa’s shareholders with respect to the proposed merger. Information regarding the officers and directors of Iowa is included in its definitive proxy statement for its 2009 annual meeting filed with the SEC on April 29, 2009. Information regarding the officers and directors of Windstream is included in its Form 10-K for 2008 filed on February 19, 2009 and in its definitive proxy statement for its 2009 annual meeting filed with the SEC on March 23, 2009. More detailed information regarding the identity of potential participants in the solicitation, and their direct or indirect interests, by securities, holdings or otherwise, which interests may be different from those of Iowa’s shareholders generally, will be set forth in the proxy statement/prospectus and other materials to be filed with SEC in connection with the proposed transaction.

Windstream Communications Tony Thomas, Chief Financial Officer Mary Michaels, Director Investor Relations Bank of America Merrill Lynch Marketing Trip December 1, 2009

Safe Harbor” Statement
Windstream claims the protection of the safe-harbor for forward-looking statements contained in the Private Securities
Litigation Reform Act of 1995. Forward-looking statements, including statements regarding the completion of the acquisition and expected benefits of the acquisition, are subject to uncertainties that could cause actual future events and results to differ materially from those expressed in the forward-looking statements. These forward-looking statements are based on estimates, projections, beliefs and assumptions that Windstream believes are reasonable but are not guarantees of future events and results. Actual future events and results of Windstream may differ materially from those expressed in these forward-looking statements as a result of a number of important factors. Factors that could cause actual results to differ materially from those contemplated above include, among others: receipt of required approvals of regulatory agencies; the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Iowa Telecom operations into
Windstream will be greater than expected; the ability of the combined company to retain and hire key personnel; and those additional factors under the caption “Risk Factors” in Windstream’s Form 10-K for the year ended Dec. 31, 2008 and in subsequent Securities and Exchange Commission filings. In addition to these factors, actual future performance, outcomes and results may differ materially because of more general factors including, among others, general industry and market conditions and growth rates, economic conditions, and governmental and public policy changes. Windstream undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors that could cause Windstream's actual results to differ materially from those contemplated in the forward-looking statements should be considered in connection with information regarding risks and uncertainties that may affect Windstream's future results included in Windstream’s filings with the Securities and Exchange
Commission at www.sec.gov.
“Safe Harbor” Statement
Regulation G Disclaimer
This presentation includes certain non-GAAP financial measures.  On the Windstream investor relations web site, the company has posted additional information regarding these non-GAAP financial measures, including a reconciliation of each of such measure to the most directly comparable GAAP measure. The Investor Relations Web site is located at
www.windstream.com/investors.

Windstream
is.  . . . A COMMUNICATIONS AND
ENTERTAINMENT COMPANY SERVING RURAL AMERICA
- Access Lines: 3M
- Long-distance customers: 1.9M
- High-speed Internet customers: 1.1M
- Digital TV customers: 323K
(1) Last 12 months ended 9/30/09
(2) Revenue is pro forma to exclude the results of the divested wireless and external supply businesses
(3) OIBDA is defined as Operating Income Before Depreciation and Amortization.  Pro forma to exclude the results of the divested wireless and supply businesses as well as merger and integration costs and non cash pension expense
(4) Free cash flow is defined as net cash from operations less capital expenditures
(5) As of 9/30/09
Financial Overview
(1)
Favorable Rural Markets
Geographically Diverse Serving 16 States
Operational Overview
(5)
- Revenue
(2)
: $3.0B
- OIBDA
(3)
: $1.6B
- Free Cash Flow
(4)
: $787M
- FCF / Share: $1.81 per share
- Dividend: $1.00 per share
- Dividend Payout Ratio:  56%
- Net Leverage:  3.2x

Focus on free cash flow accretive activities
Transform company to broadband and business model
Windstream Business Model
Driving Shareholder Value
Increase competitiveness and improve service levels
Drive 3 core products (high-speed Internet, digital TV and voice)
Aggressively manage expenses and capex
Sustain free cash flow
Financial Objectives
Strategic Objectives
Operating Objectives

Returning Capital to Shareholders
Windstream Strategic Objectives
Driving Shareholder Value
Pursuing FCF Accretive Deals. . .
$400 million share repurchase plan – repurchased ~$320M through October
- To date, we have repurchased 29M shares, yielding annual dividend savings of $29M
Including dividends, returned ~$560M of capital to shareholders in 2009
Valor (2006)
CT Communications (2007)
D&E Communications (2009)
Lexcom (2009)
NuVox (2009 – pending)
Iowa Telecommunications
(2009- pending)
. . .That are Good Strategic Fits
Free cash flow accretive deals
Opportunity to generate meaningful
synergies
Focusing on properties in attractive markets
(rural / away from major metropolitan areas)
Favorable competitive environment
Well-positioned network
Maintaining leverage in same range

Acquisition of Iowa Telecommunications
- Wireless spectrum covers 75% of Iowa’s access lines
- Potential for additional expansion in data services and wholesale segments
- Strong EBITDA margins and high free cash flow conversion
- Additional upside via synergy realization from recently completed acquisitions
- Limited exposure to subsidies with only ~3% of revenues from USF
Solid Financial and
Operating
Performance
Other Potential
Opportunities
Very Rural LEC
- Vast majority of communities served are under 2,000 in population
- Strong local brand
- Extensive fiber footprint in Midwest with over 4,800 owned route miles
- Estimated present value of tax assets of ~$130M (~$3.90/share)
- Federal NOL of $157 as of 12/31/08, expiring in 2021-2024
- Goodwill amortization of ~$41M annually through June 2015
Significant Tax Assets
(1) LTM revenue and OIBDA results shown pro forma for the acquisition of Sherburne Telecommunications.  LTM capex and free cash flow results shown as actual.
(2) Defined as net cash from operating activities less capital expenditures.
Iowa Highlights
IOWA Telecommunications Overview
Financial Overview
(LTM Sept. 2009
(1)
):
Revenue:  $275M
Adjusted OIBDA $130M
Capex: $24M
Free Cash Flow
(2)
: $69M
Operating Overview
(Sept. 2009):
ILEC Lines:  214,100
CLEC Lines: 41,500
Broadband Subs:  94,500
Video Subs:  26,400

Acquisition of NuVox
- Provides full service solutions from basic voice to VoIP and managed services including webhosting, network security and data center services
- Over 60% of sales from IP and managed services
- Attractive top line revenue growth
- Improving OIBDA and free cash flow margins
- Solid free cash flow generation
Strong Performance
and Track Record
Advanced IP Centric
Services and Full
Product Offering
Leading
Communications
Service Provider
- Regional CLEC with strong franchise, operating history and mgmt team
- Leading provider to SMEs in underserved, less competitive markets
- Well balanced, aggressive sales distribution
- Fully deployed IP-centric network plus traditional TDM network
- Company owned switching gateways & points of presence in all markets serviced
Well-positioned
Network
(1) Excludes merger and integration costs
NuVox Overview
NuVox Highlights
Financial Overview
Revenue $565M
Pro forma OIBDA(2) $112M
Estimated Synergies $30M
Business Overview
Footprint 16 States
Customer Locations 88k

ILEC
CLEC
windstream
LEXCOM
COMMUNICATIONS
NUVOX
IOWA TELECOM

windstream

Positioning Company as a Leading Rural Provider
Acquisitions add complementary rural markets to Windstream’s footprint
On a pro-forma basis, Windstream will operate in 23 states
Note: Windstream and NuVoX shared markets:  Little Rock, AR, Lexington, KY, Charlotte, Greensboro and Raliegh, NC

Integration Activities & Timeline

Integration Plan	Expected Close	4Q 2009	1Q 2010	2Q 2010	3Q 2010	4Q 2010
D&E Communications	Closed Nov. 8, 2009	Integrate Corp & Billing Systems	Integrate Corp & Billing Systems			
Lexcom Communications	Fourth Quarter 2009	Integrate Corp Systems			Billing System Integration	
NuVox	First Half 2010		Integrate Corp Systems	Integrate Corp Systems	Billing System Integration	
Iowa Telecom	Middle of 2010				Integrate Corp Systems	Billing System Integration

Integration Strategy Staged and Manageable
The integration plans are staged in a manageable way, with D&E expected to be fully integrated in the next few months
We expect to maintain NuVox’s billing platform and convert existing Windstream
CLEC operations to that platform, making the integration process fairly straightforward
Windstream has the experience and a solid track record of successfully integrating acquisitions

Combined Financial Overview
Pursuing an Opportunistic Growth Strategy
(Dollars in Millions)
Total Expected Combined
LTM 9/30/09
Windstream D&E Lexcom NuVox Iowa
(3)
Pre-Synergies Synergies
(4)
Company
Revenue 2,963 $        145 $           43 $             565 $           275 $           3,991 $            3,991 $
Adjusted OIBDA
(1)
1,591 $        64 $             23 $             112 $           130 $           1,920 $            86 $             2,006 $
Margin 54%                  44%                  54%                  20%                  47%                  50%
Capex 305              21                4                    71                24                426 $               (8)                 418 $
Operating Cash Flow
(2)
1,286 $        43 $             19 $             41 $             106 $           1,494 $            94 $             1,588 $
(1)
Excludes pension expense and merger and integration expense
(2)
Defined as Adjusted OIBDA less capex
(3)
LTM results shown pro forma for the acquisition of Sherburne Telecommunications where available
(4)
Includes expected synergies for all pending transactions
Improving Windstream’s Financial Profile with Free Cash Flow
Accretive Acquisitions while Maintaining a Solid Balance Sheet

Revenue Mix 12/13/07
28%
38%
34%
Revenue Mix LTM 9/30/09
(with D&E, Lexcom, NuVox & Iowa Telecom)
19%
52%
29%
Broadband/Enterprise
Residential
Wholesale

windstream

Focusing on Growth Areas of the Business
Transforming Company to Broadband and Business
Model
Pro Forma for all Pending Transactions, Over 50% of Windstream’s
Revenue will be From Broadband and Business Customers

Tech Help

windstream SECURITY SUITE

ONLINE BACKUP

windstream

Monetizing the Broadband Connection
Network positioned to drive incremental revenue
Increasing Broadband ARPU with
Faster Internet Speeds
0%
20%
40%
60%
80%
100%
1.5 Mbps 3.0 Mbps 6.0 Mbps 10-12 Mbps
Upgraded our core network to increase
capacity, speed and reliability
Selling add-on services to drive
incremental revenue and improve
retention
- Internet security suite
- Home networking
- Video on demand
- Tech help – PC support
- Online back-up – secure on-line
storage
Leveraging Existing Infrastructure
to Increase Sales Opportunities
Approximately 84% of 3Q09 gross adds
subscribed to 3Mb or faster Internet speeds
vs. 66% in 3Q08
Internet Speed Availability
(% of Total Addressable Lines)

Positioning the Company to Capitalize on Business
Opportunities
CLEC Business
• ~ 133k CLEC lines
• NuVox transaction
adds ~ 90k customers
and advances our
strategy of expanding
service to business
customers
• Focusing on less
competitive tier 2 and 3
markets
The business channel represents just over one third of Windstream’s total revenue
We have re-aligned the organization to shift resources to the business organization in order to improve focus, execution and customer service
Additionally, we have invested in our network over the past several years to deliver next generation data services and expand IP product availability
Small / Med Business
• Targeting 1 -10 line
business customers
• Providing local, long-
distance, Internet, and
digital TV services
• Bundling key products
while selling value-
added services to
increase ARPU and
improve retention
Enterprise Business
• Targeting 11+ line
business customers
• Offering full suite of
voice, Internet and
next generation data
networking solutions
• Providing special
access services to
business and
wholesale customers

Growth Opportunities for the Business and
Enterprise Channel
Increasing penetration of
next generation data
services
• Virtual Private Networks (VPN) and Virtual
LAN services (VLS) enable customers to
connect multiple branch offices and
remote locations
Improved Internet offering
with Ethernet Internet
Access
Selling value-added
services
Increasing special access
opportunities as data
needs grow
• Dedicated Internet connection provides higher
performance and reliability
• 3 Mbps to 10Mbps speeds in most markets
• Offers symmetrical upload / download speeds
• Network security
• Data back-up
• PC Support
• With the increasing demand for bandwidth,
business and wireless providers have
growing needs for additional network
transport capabilities
• Webhosting
• Web conferencing
• Faster Internet speeds

Marketing at the local level
Door-to-door sales strategy
Partnering relationships
- DISH / DirecTV
- Agents
- E-commerce
- New mover services (Moveroo)
Focusing on multi-dwelling units
Targeted Greenstreak
(1)
offering
Operating Objectives
Increasing Competitiveness with Sales and Marketing Initiatives
~63% of lines have voice competition
~75-80% of lines have broadband
competition
Improving Gross Adds with
Additional Distribution
Channels
Fragmented Competitive
Environment
Cable Overlap (% of access lines)
Time Warner
29%
Other
30%
Charter
9%
Comcast
12%
Cox
3%
Mediacom
3%
Insight
4%
(1)  Our “Greenstreak” service offering packages Internet service with a metered voice line

Improving Service Levels
Churn Reduction and Retention Strategies
• Increase bundle penetration
• Proactively reaching out to
customers to address issues:
-Resolving technical issues
(i.e. service provisioned
but not active)
-Customers with contract or
promotional expirations
nearing
Increasing Retention with Focus on a Reliable
Network and Solid Customer Service
Network
Reliability and
Customer Service
• Improve the service
provisioning process
• Focusing on network
reliability across all
products
• First call resolution
Save Team
Trained to Help
Resolve Issues
Retention and
Customer
Relationships
• Team dedicated to
saving at risk
customers
• Target wireless
replacers with
Greenstreak
• Save team follow-ups
to ensure customer
remains satisfied

Marketing Activities Driving Industry Leading
Operational Results
Video Penetration of Total Access Lines
-5.2%
-5.7%
-6.3%
-6.8%
-7.4%
-8.5%
-9.1%
-10.0%
-11.0% -11.0%
WIN IWA FTR CBB CNSL ALSK CTL VZ Q T
Source: Public filings and Analyst Reports
Note: Data as of 9/30/09
(1) IWA access line results exclude impact of Sherburne acquisition
11% 11%
10%
9%
8% 8% 8% 8%
WIN CTL IWA CNSL T FTR VZ Q
39%
36%
34% 34%
32%
30%
29%
28%
27%
24%
CNSL WIN IWA T CBB CTL FTR VZ Q ALSK
Added 26k new Internet customers and
now have 1,050,000 subscribers
–
Residential broadband penetration is
53% of primary residential lines
Video subs grew by 11k or 28% YoY
Delivered the best access line trends
since the company was formed due to
solid execution and “price for life”
promotion
HSI Penetration of Total Access Lines
Year-over-Year Change in Access Lines
(1)
3Q09 Operational Highlights

$360
$400
3Q09 3Q08
$366
$373
3Q09 3Q08
$726
$772
3Q09 3Q08
3Q09 Revenue
Financial Objectives
Delivering Solid Financial Results
(1) Expenses exclude depreciation and amortization.
Notes:   Windstream financial information is presented on a pro forma basis which excludes the wireless and supply business
All dollars in millions
3Q09 Expenses
(1)
Despite an incremental $23M
in pension expense and
$7.5M in restructuring, 3Q09
expenses declined $7M
Expense reductions driven by
aggressive expense
management were partially
offset by higher seasonal
expenses
Revenue declined due
primarily to fewer access
lines, usage declines and
lower product sales
Growth in HSI and next
generation data revenues
helped offset a portion of
the revenue declines
Normalized for pension
and restructuring expense,
OIBDA decline was 2.5%
and our OIBDA margin
was ~53.8%
OIBDA of $391M,
excluding Pension and
restructuring
$31M in
pension
and rest.
3Q09 OIBDA

Generating Strong and Sustainable Cash Flows
Free Cash Flow
Note:   Windstream financial information is presented on a pro forma basis which excludes the wireless  and supply business
Capital Expenditures
Net Cash from Ops
Despite top line pressure,
generated $242M in net
cash from operations – an
increase of $19M or 9%
YoY
Capital expenditures
were $67M, or ~9% of
total revenue in 3Q09
Generating strong FCF,
driven by cost structure
improvements, lower
capex and lower taxes
YTD, generated $535M
in FCF, representing a
payout ratio of 61%
$242
$223
3Q09 3Q08
$67
$86
3Q09 3Q08
$175
$137
3Q09 3Q08

Solid Balance Sheet and Liquidity Position
Total cash of $290M at 9/30/09 and ~ $500M in revolver capacity
Net leverage ratio of 3.2x
Solid BB credit rating
- Moody’s: Ba2; S&P: BB; Fitch: BB+
- Will likely maintain leverage around current levels should additional strategic opportunities arise
Further strengthened our financial position by:
Opportunistically raising $400M during the 3Q09 to fund the D&E and Lexcom transactions
Amending and extending the credit facility, enabling us to extend a substantial portion of our bank debt maturities by two years
Manageable Debt Maturity Profile – with no significant maturities until 2013
Key Highlights
Note: Maturity profile excludes $25.3M discount on long-term debt
Debt maturity profile
reflects new issuance
of $400M and the
extension of our senior
bank debt
$433
$11
$1,021
$810
$400
$1,746
$400
$500 $32
$137
$14
$14
$100
$10
$10
$10
$10
$0
$200
$400
$600
$800
$1,000
$1,200
$1,400
$1,600
$1,800
$2,000
2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 Thereafter
Senior Unsecured Notes
Senior Secured Debt

Windstream Highlights
Well-positioned to succeed going forward
- Significant scale and profitability
- Favorable rural markets
- Sound capital structure
- Strategic flexibility
Delivering “best in class” operational results
Delivering solid financial results
Generating strong sustainable free cash flow
Returning capital to shareholders
Ranked 4th in 2009
BusinessWeek 50 list of
best performing U.S.
companies

Appendix 1. Reconciliations of Non-GAAP Financial Measures 2. Supplemental Financial Information D&E Communications Lexcom NuVox Iowa Telecommunications

Reconciliations of Non-GAAP Financial Measures
Windstream Corporation
Reconciliations of Non-GAAP Financial Measures
Net Debt to OIBDA (net leverage ratio):
As of
(Dollars in millions)
September 30, 2009
Long-term debt, including current maturities 5,223.1 $
Cash and cash equivalents (290.0)
Net debt (A) 4,933.1 $
Operating Income:
Twelve
Months Ended
(Dollars in millions)
September 30, 2009
Operating income under GAAP 999.0 $
Pro forma adjustments:
Operating income adjustment for the disposition of Windstream Supply LLC (1.8)
Merger and integration costs 2.4
Depreciation and amortization 523.1
Pro forma OIBDA from current businesses (B) 1,522.7 $
Net debt to OIBDA from current businesses (A)/(B) 3.2
Three Three Increase
Months Ended Months Ended (Decrease)
(Dollars in millions)
September 30, 2009 September 30, 2008 Amount %
Operating income under GAAP 225.4 $                         270.6 $
Pro forma adjustments:
Operating income adjustment for the disposition of Windstream Supply LLC 0.1 (1.2)
Merger and integration costs 1.0 -
Impairment loss on assets held for sale 6.5
Depreciation and amortization 133.8 123.8
Pro forma OIBDA from current businesses 360.3 399.7
Restructuring charges 7.5 1.0
Pension expense 22.8 (0.2)
Pro forma OIBDA from current businesses adjusted (C) 390.6 $                         400.5 $                         (9.9) $                            -2.5%
Revenues and sales under GAAP 734.3 $                         794.1 $
Pro forma adjustments:
Windstream Supply LLC revenue and sales (8.2) (21.8)
Pro forma revenue and sales from current businesses (D) 726.1 $                         772.3 $
Pro forma OIBDA margin (C)/(D) 53.8% 51.9%
Pro forma OIBDA from current businesses
Pro forma OIBDA adjustments:
Pension expense
Pro forma OIBDA from current businesses adjusted
1,522.7
68.1
1,590.8
$
$

Dividends announced on August 5, 2009 to shareholders of  record as of September 30,
        2009, paid October 15, 2009
Weighted average common stock outstanding  year  to date September 30,  2009 and 2008,  respectively
Reconciliations of Non-GAAP Financial
Measures
Free Cash Flow:
Three Nine Nine Increase
Months Ended Months Ended Months Ended (Decrease)
(Millions, except per share amounts)
September 30, 2009 September 30, 2009 September 30, 2008 Amount %
Net cash provided from operations 242.2 $                         741.4 $                         729.8 $
Additions to property, plant and equipment (67.3) (206.8) (219.5)
Free cash flow 174.9 $                         534.6 $                         510.3 $                         24.3 $           4.8%
433.8 442.3
Free cash flow per share 1.23 $                           1.15 $                           0.08 $           6.8%
Free Cash Flow Return to Shareholders:
as of November 9, 2009
(Dollars in millions)
Dividends paid on common shares as of  September 30, 2009 328.6 $
108.8
Common stock repurchased as of September 30, 2009 43.5
Common stock repurchased in October 2009 77.8
Free cash flow returned to shareholders 558.7 $
OIBDA is operating income before depreciation and amortization.

D&E Communications – Supplemental Financial
Information
D&E COMMUNICATIONS
UNAUDITED PRO FORMA CONSOLIDATED RESULTS (NON-GAAP)
QUARTERLY SUPPLEMENTAL INFORMATION
for the quarterly periods in the years 2009 and 2008
(Dollars in millions, units in thousands and per customer amounts in whole dollars)
Total 3rd Qtr. 2nd Qtr. 1st Qtr. Total 4th Qtr. 3rd Qtr. 2nd Qtr. 1st Qtr.
Financial Results:
Revenues and sales
Service revenues 106.3 $    35.2 $      35.5 $      35.6 $      148.0 $    37.0 $      36.3 $      37.2 $      37.5 $
Product sales 0.9 0.3 0.3 0.3 1.4 0.5 0.3 0.3 0.3
Total revenues and sales 107.2 35.5 35.8 35.9 149.4 37.5 36.6 37.5 37.8
Costs and expenses:
Cost of services 36.4 12.3 12.1 12.0 49.3 12.0 12.5 12.7 12.1
Cost of products sold 0.7 0.3 0.2 0.2 1.4 0.4 0.4 0.3 0.3
Selling, general, administrative and other 23.4 7.4 8.1 7.9 34.3 8.0 8.2 8.6 9.5
Total expenses excluding depreciation and amortization 60.5 20.0 20.4 20.1 85.0 20.4 21.1 21.6 21.9
OIBDA (A) 46.7 15.5 15.4 15.8 64.4 17.1 15.5 15.9 15.9
Depreciation and amortization 22.2 7.7 7.4 7.1 29.5 7.0 6.9 7.8 7.8
Operating income 24.5 $      7.8 $        8.0 $        8.7 $        34.9 $      10.1 $      8.6 $        8.1 $        8.1 $
Operating Income Margin (B) 22.9% 22.0% 22.3% 24.2% 23.4% 26.9% 23.5% 21.6% 21.4%
OIBDA Margin (C) 43.6% 43.7% 43.0% 44.0% 43.1% 45.6% 42.3% 42.4% 42.1%
SUPPLEMENTAL OPERATING INFORMATION:
Access lines 160.9 160.9 163.0 164.6 165.5 165.5 167.5 168.9 169.6
YOY change in access lines
-3.9% -3.9% -3.5% -2.9% -3.0% -3.0% -2.6% -1.9% -1.9%
Net access line losses (4.6) (2.1) (1.6) (0.9) (5.1) (2.0) (1.4) (0.7) (1.0)
Average access lines 163.2 162.0 163.8 165.1 168.1 166.5 168.2 169.3 170.1
Average service revenue per customer per month $72.37 $72.43 $72.24 $71.88 $73.37 $74.07 $71.94 $73.24 $73.49
High-speed Internet customers 47.4 47.4 45.8 46.2 45.2 45.2 44.4 42.6 43.0
Net high-speed Internet additions (losses) 2.2 1.6 (0.4) 1.0 3.6 0.8 1.8 (0.4) 1.4
YOY change in high-speed Internet customers
6.8% 6.8% 7.5% 7.4% 8.7% 8.7% 9.4% 10.6% 11.4%
Digital satellite television customers 8.9 8.9 7.9 8.5 8.5 8.5 8.4 7.4 8.1
Capital expenditures $15.3 $4.4 $5.9 $5.0 $24.7 $5.8 $5.3 $6.0 $7.6
RECONCILIATION OF OPERATING INCOME UNDER GAAP TO PRO FORMA OIBDA:
Operating income (loss) from continuing operations under GAAP 18.0 $      7.6 $        1.7 $        8.7 $        (10.9) $     (9.5) $       8.6 $        (18.1) $     8.1 $
Pro forma adjustments:
Merger and integration costs 1.0 0.2 0.8 - - - - - -
Goodwill and intangible asset impairment 5.5 - 5.5 - 45.8 19.6 - 26.2 -
Adjusted operating income 24.5 7.8 8.0 8.7 34.9 10.1 8.6 8.1 8.1
Depreciation and amortization expense 22.2 7.7 7.4 7.1 29.5 7.0 6.9 7.8 7.8
Pro forma OIBDA 46.7 $      15.5 $      15.4 $      15.8 $      64.4 $      17.1 $      15.5 $      15.9 $      15.9 $
(A) OIBDA is operating income before depreciation and amortization.
(B) Operating income margin is calculated by dividing operating income by total revenue and sales.
(C) OIBDA margin is calculated by dividing operating income before depreciation and amortization by total revenues and sales.
2009 2008

Lexcom – Supplemental Financial Information
LEXCOM, INC.
UNAUDITED PRO FORMA CONSOLIDATED RESULTS (NON-GAAP)
QUARTERLY SUPPLEMENTAL INFORMATION
for the quarterly periods in the years 2009 and 2008
(Dollars in millions, units in thousands and per customer amounts in whole dollars)
Total 3rd Qtr. 2nd Qtr. 1st Qtr. Total 4th Qtr. 3rd Qtr. 2nd Qtr. 1st Qtr.
Financial Results:
Total revenues and sales 32.6 $      10.5 $      11.1 $      11.0 $      44.5 $      11.0 $      11.6 $      10.8 $      11.1 $
Total operating expenses excluding depreciation and amortization 15.3 5.0 5.1 5.2 20.5 5.3 5.2 5.1 4.9
OIBDA (A) 17.3 5.5 6.0 5.8 24.0 5.7 6.4 5.7 6.2
Depreciation and amortization 6.2 2.1 2.0 2.1 8.3 1.8 2.2 2.1 2.2
Operating income 11.1 $      3.4 $        4.0 $        3.7 $        15.7 $      3.9 $        4.2 $        3.6 $        4.0 $
Operating Income Margin (B) 34.0% 32.4% 36.0% 33.6% 35.3% 35.5% 36.2% 33.3% 36.0%
OIBDA Margin (C) 53.1% 52.4% 54.1% 52.7% 53.9% 51.8% 55.2% 52.8% 55.9%
SUPPLEMENTAL OPERATING INFORMATION:
Access lines 34.6 34.6 35.1 35.3 35.5 35.5 36.1 36.6 37.2
YOY change in access lines -4.2% -4.2% -4.1% -5.1% -5.6% -5.6% -5.5% -6.2% -6.5%
Net access line losses (0.9) (0.5) (0.2) (0.2) (2.1) (0.6) (0.5) (0.6) (0.4)
Average access lines 36.1 34.9 35.2 35.4 36.6 35.8 36.4 36.9 37.4
Average service revenue per customer per month $100.34 $100.43 $105.11 $103.58 $101.32 $102.42 $106.23 $97.56 $98.93
High-speed Internet customers 9.1 9.1 8.8 8.6 8.2 8.2 7.9 7.7 7.5
Net high-speed Internet additions 0.9 0.3 0.2 0.4 1.1 0.3 0.2 0.2 0.4
Long distance customers 17.3 17.3 17.6 17.8 17.9 17.9 18.1 18.3 18.5
Capital expenditures $2.5 $0.9 $0.8 $0.8 $6.1 $1.6 $1.5 $1.5 $1.5
RECONCILIATION OF OPERATING INCOME UNDER GAAP TO PRO FORMA OIBDA:
Operating income (loss) from continuing operations under GAAP 11.1 $      3.4 $        4.0 $        3.7 $        15.7 $      3.9 $        4.2 $        3.6 $        4.0 $
Depreciation and amortization expense 6.2 2.1 2.0 2.1 8.3 1.8 2.2 2.1 2.2
Pro forma OIBDA 17.3 $      5.5 $        6.0 $        5.8 $        24.0 $      5.7 $        6.4 $        5.7 $        6.2 $
(A) OIBDA is operating income before depreciation and amortization.
(B) Operating income margin is calculated by dividing operating income by total revenue and sales.
(C) OIBDA margin is calculated by dividing operating income before depreciation and amortization by total revenues and sales.
2009 2008

NuVox – Supplemental Financial Information
NUVOX, INC.
UNAUDITED PRO FORMA CONSOLIDATED RESULTS (NON-GAAP)
QUARTERLY SUPPLEMENTAL INFORMATION
for the quarterly periods in the year 2009 and 2008
(Dollars in millions, units in thousands)
Total 3rd Qtr. 2nd Qtr. 1st Qtr. Total 4th Qtr. 3rd Qtr. 2nd Qtr. 1st Qtr.
Financial Results:
Revenues and sales
Core 346.5 $   116.0 $  115.5 $  115.0 $  431.1 $  113.4 $  107.2 $  105.7 $  104.8 $
Non-core 77.6 24.5 25.5 27.6 119.3 27.3 29.3 31.0 31.7
Total revenues and sales 424.1 140.5 141.0 142.6 550.4 140.7 136.5 136.7 136.5
Costs and expenses:
Cost of services 177.1 59.5 59.4 58.2 227.0 56.8 57.0 56.4 56.8
Selling, general, administrative and other 164.9 53.1 58.1 53.7 206.4 53.6 51.1 51.5 50.2
Total expenses excluding depreciation and amortization 342.0 112.6 117.5 111.9 433.4 110.4 108.1 107.9 107.0
OIBDA (A) 82.1 27.9 23.5 30.7 117.0 30.3 28.4 28.8 29.5
Depreciation and amortization 59.6 19.2 20.1 20.3 77.1 20.5 19.4 18.8 18.4
Operating income 22.5 $     8.7 $       3.4 $       10.4 $     39.9 $     9.8 $       9.0 $       10.0 $     11.1 $
Operating Income Margin (B) 5.3% 6.2% 2.4% 7.3% 7.2% 7.0% 6.6% 7.3% 8.1%
OIBDA Margin (C) 19.4% 19.9% 16.7% 21.5% 21.3% 21.5% 20.8% 21.1% 21.6%
SUPPLEMENTAL OPERATING INFORMATION:
Customers locations (in thousands) 88.3 88.3 88.5 89.5 89.0 89.0 89.5 90.6 91.0
Capital expenditures and NRCs (D) $54.6 $14.6 $12.9 $27.1 $58.5 $16.7 $11.5 $16.7 $13.6
RECONCILIATION OF OPERATING INCOME UNDER GAAP TO PRO FORMA OIBDA:
Operating income from continuing operations under GAAP 20.7 $     8.4 $       2.7 $       9.6 $       32.0 $     8.6 $       7.4 $       6.1 $       9.9 $
Pro forma adjustments:
Non-recurring fees - - - - 2.9 - - 2.9 -
Integration costs 1.8 0.3 0.7 0.8 5.0 1.2 1.6 1.0 1.2
Adjusted operating income 22.5 8.7 3.4 10.4 39.9 9.8 9.0 10.0 11.1
Depreciation and amortization expense 59.6 19.2 20.1 20.3 77.1 20.5 19.4 18.8 18.4
Pro forma OIBDA 82.1 $     27.9 $     23.5 $     30.7 $     117.0 $  30.3 $     28.4 $     28.8 $     29.5 $
(A) OIBDA is operating income before depreciation and amortization.
(B) Operating income margin is calculated by dividing operating income by total revenue and sales.
(C) OIBDA margin is calculated by dividing operating income before depreciation and amortization by total revenues and sales.
(D) Non-recurring charges ("NRC") represent one-time charges incurred to initiate service to a customer location.
2009 2008

Iowa Telecommunications – Supplemental
Financial Information
IOWA TELECOMMUNICATIONS, INC.
UNAUDITED CONSOLIDATED RESULTS
QUARTERLY SUPPLEMENTAL INFORMATION
for the quarterly periods in the years 2009 and 2008
(Dollars in millions and units in thousands)
Total 3rd Qtr. 2nd Qtr. 1st Qtr. Total 4th Qtr. 3rd Qtr. 2nd Qtr. 1st Qtr.
(A) (A)
Operating Income Margin (C) 22.4% 21.8% 21.1% 24.3% 28.5% 27.0% 26.7% 28.5% 32.1%
OIBDA Margin (D) 46.1% 45.8% 45.4% 47.1% 50.3% 49.6% 48.5% 50.3% 52.8%
SUPPLEMENTAL OPERATING INFORMATION
Access lines 255.6 255.6 235.5 238.5 242.1 242.1 245.8 233.3 237.0
High-speed Internet customers 94.5 94.5 79.1 78.2 75.7 75.7 74.5 67.6 65.8
Long distance customers 160.1 160.1 143.2 145.0 146.4 146.4 147.6 139.2 141.0
2009 2008
(A)
(B) OIBDA is operating income before depreciation and amortization.
(C) Operating income margin is calculated by dividing operating income by total revenue and sales.
(D) OIBDA margin is calculated by dividing operating income before depreciation and amortization by total revenues and sales.
During the third quarters of 2009 and 2008, Iowa Telecommunications, Inc. completed the acquisitions of Sherburne and Bishop Communications, Inc., respectively.
The impact of these acquisitions is reflected in the financial and operational results noted above in periods subsequent to the completed acquistions.
Financial Results:
Total revenues and sales 188.4 $ 68.3 $   58.8 $   61.3 $   247.0 $ 65.1 $   62.9 $   58.2 $   60.8 $
Total operating expenses excluding depreciation and amortization 101.5 37.0 32.1 32.4 122.8 32.8 32.4 28.9 28.7
OIBDA (B) 86.9 31.3 26.7 28.9 124.2 32.3 30.5 29.3 32.1
Depreciation and amortization 44.7 16.4 14.3 14.0 53.7 14.7 13.7 12.7 12.6
Operating income 42.2 $   14.9 $   12.4 $   14.9 $   70.5 $   17.6 $   16.8 $   16.6 $   19.5 $
Capital expenditures $16.2 $5.9 $6.7 $3.6 $28.2 $8.0 $7.2 $7.1 $5.9
RECONCILIATION OF OPERATING INCOME UNDER GAAP TO PRO FORMA OIBDA:
Operating income from continuing operations under GAAP 42.2 $   14.9 $   12.4 $   14.9 $   70.5 $   17.6 $   16.8 $   16.6 $   19.5 $
Depreciation and amortization expense 44.7 16.4 14.3 14.0 53.7 14.7 13.7 12.7 12.6
OIBDA 86.9 $   31.3 $   26.7 $   28.9 $   124.2 $ 32.3 $   30.5 $   29.3 $   32.1 $
Operating income from continuing operations under GAAP
Pro forma adjustments:
Merger and integration costs
Depreciation and amortization expense
Pro forma OIBDA from current businesses
Adjustment for Sherburne Tele Systems
Pro forma OIBDA from current businesses adjusted
Total revenues and sales under GAAP
Pro forma adjustments:
Adjustment for Sherburne Tele Systems
Pro forma revenues and sales from current businesses
Twelve
Months Ended
Sept. 30, 2009
253.5
21.9
275.4
$
$
Twelve
Months Ended
Sept. 30, 2009
2.0
59.4
121.2
8.3
129.5
59.8 $
$